OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0240934   MACQUARIE BANK LIMITED

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	MICHELLE
LAST NAME:	BROOM
TITLE:	COMPLIANCE OFFICER
STREET ADDRESS 1:	125 W. 55TH STREET
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212-231-1558
FAX NUMBER:	212-231-2030
E-MAIL ADDRESS:	MICHELLE.BROOM@MACQUARIE.COM
FILED BY:	JANNELL MCBRIDE - MCBRIDEJ2
FILED ON:	10/7/2021 1:26:14 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.